UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Putnam Mortgage Recovery Fund

Address of Principal Business Office
(No. & Street, City, State, Zip Code):	One Post Office Square
Boston, Massachusetts 02109

Telephone Number (including area code):	617-292-1000

Name and address of agent for service of process:	Beth S. Mazor, Vice President
PUTNAM MORTGAGE RECOVERY FUND
One Post Office Square
Boston, Massachusetts 02109

Copy to:
John W. Gerstmayr, Esq.
ROPES & GRAY LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]
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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts, on the 30 day of December, 2011.

PUTNAM MORTGAGE RECOVERY FUND

By: /s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President, Treasurer, Principal
Executive Officer and Compliance Liaison

ATTEST:

/s/ Karen R. Kay
Name: Karen R. Kay